UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             SCHEDULE 13D

               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. 9)


        First Union Real Estate Equity and Mortgage Investments
------------------------------------------------------------------------
                           (Name of Issuer)


            Shares of Beneficial Interest, $1.00 par value
------------------------------------------------------------------------
                    (Title of Class of Securities)


                               337400105
        -----------------------------------------------------
                            (CUSIP Number)

                         Stephen Fraidin, P.C.
               Fried, Frank, Harris, Shriver & Jacobson
                          One New York Plaza
                       New York, New York 10004
                            (212) 859-8140

-------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)


                            January 8, 1998
        -------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                             SCHEDULE 13D

CUSIP No. 337400105
          ---------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Gotham Partners, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*
    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    New York, U.S.A.

  NUMBER OF      7  SOLE VOTING POWER
                    2,491,451 Shares (including an option to
   SHARES           purchase 493,150 Shares)

 BENEFICIALLY    8  SHARED VOTING POWER
                    O
OWNED BY EACH
                 9  SOLE DISPOSITIVE POWER
 REPORTING          2,491,451 Shares (including an option to
                    purchase 493,150 Shares)
PERSON WITH
                10  SHARED DISPOSITIVE POWER
                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,491,451 Shares (including an option to purchase 493,150 Shares)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    8.85%

14  TYPE OF REPORTING PERSON*
    PN

                          *See Instructions

                             SCHEDULE 13D

CUSIP No. 337400105
          ---------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Gotham Partners II, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*
    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    New York, U.S.A.

  NUMBER OF      7  SOLE VOTING POWER
                    30,449 (including an option to purchase 6,850 Shares)
   SHARES

 BENEFICIALLY    8  SHARED VOTING POWER
                    O
OWNED BY EACH
                 9  SOLE DISPOSITIVE POWER
 REPORTING          30,449 (including an option to purchase 6,850 Shares)

PERSON WITH
                10  SHARED DISPOSITIVE POWER
                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    30,449 (including an option to purchase 6,850 Shares)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.11%

14  TYPE OF REPORTING PERSON*
    PN

                          *See Instructions

     This  Amendment  No. 9 amends and  supplements  the  Statement on
Schedule 13D (the "Schedule 13D") relating to the shares of Beneficial Interest, par value $1.00 per share ("Shares"), of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust (the "Company") previously filed by Gotham Partners, L.P. ("Gotham") and Gotham Partners II, L.P. ("Gotham II" and together with Gotham, the "Reporting Persons"), both New York limited partnerships. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 4 is hereby amended to add the following information:

Item 4. Purpose of the Transaction

     "On January 8, 1998, Gotham gave notice (the "Notice") to the Secretary of the Company pursuant to the Company's By-Laws of the following: (i) its nomination of William A. Ackman, David P. Berkowitz and James A. Williams for election to the three existing seats on the Board of Trustees of the Company which will be open for election at the Company's 1998 Annual Meeting of Beneficiaries (or any Special Meeting of Beneficiaries held in lieu thereof); (ii) its proposal for consideration at the Company's 1998 Annual Meeting of Beneficiaries (or any Special Meeting of Beneficiaries held in lieu thereof) to increase the size of the Board of Trustees from nine members to fifteen members, with two new seats in each of the three classes on the Company's Board of Trustees, and to hold an election for the six newly created seats; (iii) its nomination of Daniel Shuchman and Steven S. Snider for election to the new Class I seats on the Company's Board of Trustees; Mary Ann Tighe and Stephen J. Garchik for election to the new Class II seats on the Company's Board of Trustees; and David S. Klafter and Daniel J. Altobello for election to the new Class III seats on the Company's Board of Trustees; and (iv) its nomination of Richard A. Mandel for election to the Board of Trustees in the event that any of Gotham's other nominees is unable for any reason to serve as a Trustee. A copy of the Notice and all of the related documentation provided by Gotham to the Secretary of the Company in connection therewith is attached hereto as Exhibit 9 and incorporated herein by this reference.

     Gotham plans to file proxy solicitation materials with the Securities and Exchange Commission in connection with its proposal and nominations and to solicit proxies of the Beneficiaries of the Company in support of its proposal and nominations. This Schedule 13D does not constitute a solicitation of a proxy, consent or authorization for or with respect to the Company's 1998 Annual Meeting of Beneficiaries or any special meeting of Beneficiaries.

     In connection with the proposal and nominations discussed above, the Reporting Persons, and if elected the nominees in the exercise of their fiduciary duties, may consider various alternatives which may relate to or result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company; (c) a sale or transfer of a material amount of the assets of the Company; (d) a change in the Board of Trustees or management of the Company; (e) a material change in the present capitalization or dividend policy of the Company; (f) other material changes in the Company's business or corporate structure; (g) changes in the Company's Amended Declaration of Trust or By-Laws or other actions which as currently in place may impede the acquisition of control of the Company by any person including, without limitation, changes to eliminate the classified nature of the Company's Board of Trustees and other anti-takeover devices; (h) a class of securities of the Company being delisted from a national securities exchange; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) actions similar to those enumerated above (each of the foregoing are collectively hereinafter referred to as the "Enumerated Actions").

     Although, except as otherwise disclosed herein, the Reporting Persons and the nominees have no plans or proposals to engage in any of the Enumerated Actions, the Reporting Persons and the nominees may consider one or more of such Enumerated Actions in the future depending upon factors including, but not limited to, the market for the Shares, the Company's prospects, alternative investment opportunities, general economic, business and monetary conditions, as well as other factors deemed relevant by the Reporting Persons and the nominees from time to time."

Item 7 is hereby amended to add the following information:

Item 7.  Material to be Filed as Exhibits

     "9. Gotham's Notice to the Secretary of the Company of its Nominations and Proposal to be Considered at the 1998 Annual Meeting of Beneficiaries of the Company and Related Documentation."

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

January 9, 1998


                         GOTHAM PARTNERS, L.P.


                         By:   Section H Partners, L.P.
                               its general partner


                          By:  DPB Corporation,
                               a general partner of Section H Partners, L.P.


                            By:/s/ David P. Berkowitz
                               ----------------------
                               David P. Berkowitz
                               President


                          By:  Karenina Corporation,
                               a general partner of Section H Partners, L.P.


                            By:/s/ William A. Ackman
                               ---------------------
                               William A. Ackman
                               President


                         GOTHAM PARTNERS II, L.P.


                         By:   Section H Partners, L.P.
                               its general partner


                          By:  DPB Corporation,
                               a general partner of Section H Partners, L.P.


                            By:/s/ David P. Berkowitz
                               ----------------------
                               David P. Berkowitz
                               President


                          By:  Karenina Corporation,
                               a general partner of Section H Partners, L.P.


                            By:/s/ William A. Ackman
                               ---------------------
                               William A. Ackman
                               President